Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

October 4, 2022

Via EDGAR Transmission

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”) Registration Statement on Form N-1A File No. 333-257356 / 811-23710

Dear Mr. Oh:

I am writing in response to comments you provided on September 14, 2022, to Post-Effective Amendment No. 7 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on July 28, 2022, to register shares of the series of the Trust listed on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). We will respond to comments provided to the Amendment in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of the Amendment. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

General Comments

1.	Comments made with respect to a particular named Fund, to the extent applicable, apply to all other Funds in the Amendment. Where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)).

RESPONSE: The Trust acknowledges the staff’s comment.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Prospectus Comments

Front Cover Page Disclosure

2.	Disclose the specific Outcome (e.g., the Cap, Buffer, Floor, Index and Outcome Period) tailored to each particular Fund. One disclosure format you may wish to consider, modified as appropriate to the particular Fund, is the following: The Fund is designed to participate in positive returns of the [XYZ Index] up to a cap of [XX%] before fees and expenses and [XX%] after fees and expenses, while seeking to provide a level of protection ([a XX% floor/buffer] [before fees and expenses]) and [a XX% floor/buffer] [after fees and expenses]) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Outcome Period”).

RESPONSE: The Trust refers the staff to the response to Comment 4 in the Initial Response Letter, where this comment was previously provided by, and resolved with, the staff. Nonetheless, the Trust will consider adding more specific disclosure to the Summary Prospectus cover pages for each particular Fund in connection with the Trust’s annual update to maintain consistent cover page disclosure across its series.

3.	The disclosure indicates that the Funds may transact in over-the-counter (“OTC”) options. Please confirm whether the Funds will only transact in OTC options based on U.S. platforms. If these may be on foreign platforms, the staff may have additional comments.

RESPONSE: The Trust confirms that any OTC options transactions would be conducted on U.S. platforms.

4.	Where a reference is made that the Fund “will commence a new Outcome Period,” please reinsert the disclosure afterwards that stated, “beginning the following business day.”

RESPONSE: The Trust confirms that the referenced disclosure has been intentionally removed as each new Outcome Period commences simultaneously on the same day that the previous Outcome Period concludes.

5.	Consider removing the Investor Suitability section from the cover page of the prospectus and retaining only the second, third and fourth bullets thereunder.

RESPONSE: The Trust acknowledges the staff’s comment and will consider making this revision in connection with the Trust’s annual update to maintain consistent cover page disclosure across its series.

Fund Summary

Fees and Expenses of the Fund

6.	Please provide a completed fee table and expense example in your response for each Fund.

RESPONSE: Each Fund is anticipated to have the same expenses and, therefore, the below fee table and expense example apply to all Funds:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the example below do not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)	0.02%
Total Annual Fund Operating Expenses	1.26%
Fee Waiver and/or Expense Reimbursement(2)(3)	(0.27)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.99%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to 0.74% of the Fund’s average daily net assets (the “Expense Limitation Agreement”) until at least April 29, 2024. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”). Milliman may recoup from the Fund any advisory fees waived or expenses reimbursed pursuant to the Expense Limitation Agreement for a period of three years from the date on which such waiver or reimbursement occurred; provided, however, that such recoupment shall not be made if it would cause the Fund’s total annual Fund operating expenses to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the expense limitation in effect at the time of recoupment, if any.
(3)	In addition to the Expense Limitation Agreement, Milliman has contractually agreed to waive its advisory fees in an amount equal to the Fund’s acquired fund fees and expenses until at least April 29, 2024 (the “Fee Waiver”). This contract cannot be terminated or modified without the consent of the Board.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. This example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Expense Limitation Agreement and Fee Waiver remain in place for their contractual periods. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

	1 Year	3 Years
Class 3	$101	$354

This example does not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed above would be higher.

Principal Investment Strategies

7.	In several locations, the disclosure states, “[t]he Buffer is not operative against losses….” Please consider whether “not operative” is the most concise description.

RESPONSE: The Trust has reviewed the disclosure and believes that it is appropriate as drafted.

8.	The disclosure states, “[a]dditionally, the Fund’s net asset value (“NAV”) will not increase or decrease at the same rate as the S&P 500 Index because the Fund’s strategy relies upon the performance of the Collateral Portfolio, in addition to the value of the Fund’s options positions on the S&P 500 Index or corresponding ETF. The Fund also incurs fees and expenses when transacting in options contracts.” Consider adding that a Fund’s value may not directly correlate to the applicable underlying reference index, due in part because the FLEX Options are only exercisable on the expiration date, the fluctuation in value of the FLEX Options will affect a Fund’s value.

RESPONSE: The Trust notes that the existing disclosure already covers the situation referenced, as shown in the bold and underlined text below. In addition, the Trust notes that the fact that the FLEX Options are exercisable only on their expiration date is not relevant to the statement that the Fund’s NAV may not increase or decrease at the same rate as the S&P 500 Index and, therefore, that portion of the requested disclosure will not be added.

Additionally, the Fund’s net asset value (“NAV”) will not increase or decrease at the same rate as the S&P 500 Index because the Fund’s strategy relies upon the performance of the Collateral Portfolio, in addition to the value of the Fund’s FLEX Options positions on the S&P 500 Index or corresponding ETF. The Fund also incurs fees and expenses when transacting in options contracts.

Principal Risks

9.	Please include the following disclosure in the lead-in to the Principal Risks section, as was done in prior filings for the Trust: “The Fund has characteristics unlike traditional investment products and will not be suitable for all investors.”

RESPONSE: The Trust confirms that it will insert the disclosure as requested for each Fund.

Performance

10.	Please supplementally provide the staff with the name of the broad-based index the Funds intend to use in the performance section.

RESPONSE: The Funds intend to use the S&P 500® Index as their broad-based index.

Management

11.	In the section of the prospectus entitled Management – Portfolio Managers, please include both the month and year of the date on which each portfolio manager began managing each Fund.

RESPONSE: The Trust confirms that it will insert the disclosure as requested for each Fund.

Additional Information About the Funds and the Risks of Investing

Additional Information About the Risks of Investing in the Funds

12.	The disclosure includes Operational Risk. Please include this risk in the Principal Risks section for each Fund or clarify in the disclosure that it is not principal.

RESPONSE: The Trust has considered the staff’s comment and believes that “Operational Risk” is not a principal risk of any Fund and that the section title makes clear that the information is “Additional Information” about the risks of investing in the Funds. Further, all principal risks are identified in the Funds’ Principal Risks sections. As a result, the Trust does not believe that any additional disclosure is necessary.

SAI Comments

13.	The fundamental policies included under Fundamental Investment Restrictions include the statement, “except to the extent permitted by the 1940 Act….” Please provide additional disclosure after the list of fundamental investment restrictions to specify the actual limitations under the 1940 Act so that the reader knows exactly what those restrictions are.

RESPONSE: The Trust acknowledges the staff’s comment, but believes that specifying current interpretations of the SEC or its staff with respect to each fundamental investment restriction could create the potential for inaccurate statements in the disclosure should there be amendments or interpretive changes to such restrictions. In addition, Item 16(c) of Form N-1A states that a Fund must “[d]escribe [its] policy with respect to each of the” enumerated policies but does not go as far as to state that a Fund must also clarify all interpretations and SEC guidance on such policies. As a result, and because the staff previously reviewed that disclosure in connection with the effectiveness of the Trust’s Registration Statement in December of 2021, the Trust believes no additional clarifications are necessary. Nonetheless, the Trust notes the section of each Fund’s SAI entitled Description of the Funds and Their Investments and Risks – Other Investments, Investment Techniques and Risks – Borrowing already provides the 1940 Act limitations on borrowings.

14.	In the table included under Trustees and Executive Officers of the Trust, the disclosure for Number of Funds in Fund Complex Overseen by Trustees is different between the Amendment and the other Post-Effective Amendments recently filed for the Trust. Please reconcile these differences so that all filings reference the same number of Funds.

RESPONSE: The Trust notes that these differences are intentional and not inconsistent. Because some filings are not yet effective, the Number of Funds in Fund Complex Overseen by Trustees in each filing includes only the existing series of the Trust plus the additional series included in the relevant filing. As these filings go effective, the number of Funds will be revised accordingly.

Part C Comments

15.	Please confirm that all exhibits included in the next Post-Effective Amendment for the Funds will be properly hyperlinked.

RESPONSE: The Trust confirms that all exhibits included in the next Post-Effective Amendment for the Funds will be properly hyperlinked.

16.	Please confirm that any documents incorporated by reference into the next Post-Effective Amendment for the Funds will be hyperlinked, as applicable.

RESPONSE: The Trust confirms that documents incorporated by reference into the next Post-Effective Amendment for the Funds will be hyperlinked to the extent required.

17.	Item 28(c)(iii) refers to “Part B, Statement of Additional Information – Item 22.” Please revise this cross-reference to refer to the named section of the SAI.

RESPONSE: The Trust confirms that the disclosure will be revised to reference the Additional Information Concerning the Trust section of the SAI.

Additional Comments

18.	Please provide a response letter in the form of EDGAR correspondence at least several days before effectiveness of the Amendment. We remind you that the Trust and management are responsible for the accuracy of disclosure in the Amendment notwithstanding review or actions by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,

Joel D. Corriero

cc:	Ehsan Sheikh Alan Goldberg Shawn Hendricks

Appendix A

Funds in PEA 7:

1.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jan (II)
2.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jan (II)